Exhibit 99.1

Lifezone Metals Secures $60 Million Bridge Loan from Taurus Mining Finance

Funding for Early Works and Execution Readiness Following Completion of Kabanga Nickel Project Feasibility Study

August 11, 2025

New York (USA) – Lifezone Metals Limited’s (NYSE: LZM) Chief Executive Officer, Chris Showalter, today announced that Lifezone’s wholly-owned subsidiary, Kabanga Nickel Limited, has entered into a $60 million bridge loan facility agreement with Taurus Mining Finance Fund No. 2, L.P. (Taurus), a leading global provider of structured finance to the mining sector.

The facility will support the advancement of the Kabanga Nickel Project, located in north-west Tanzania, by funding the development of critical early works and infrastructure development as the Company moves toward securing long-term project financing.

Mr. Showalter stated: “This announcement further demonstrates the preparation and strategic steps Lifezone has taken in anticipation of consolidating 100% ownership of Kabanga Nickel Limited, which we completed last month. The support from Taurus, a respected and experienced mining finance partner, reflects the strength of our project and our team’s ability to deliver. With the Feasibility Study now complete, Taurus’s funding enables us to advance critical early-stage development while progressing the competitive process underway with Standard Chartered to select additional strategic investment partners. In parallel, we are advancing the project financing process with Societe Generale, as we work toward a comprehensive funding solution for the Kabanga Nickel Project.”

LZM SECURES BRIDGE LOAN 2025 08 11	1

Strategic importance of the facility

The senior secured bridge loan is a key step in Lifezone’s broader financing strategy to advance the Kabanga Nickel Project towards production. It provides essential funding to maintain project momentum during the execution readiness phase, bridging the period between Feasibility Study completion and Final Investment Decision, expected in mid-2026.

The loan bears interest at a rate of 9.25% per annum on drawn amounts, payable quarterly. It is subject to an arrangement fee of 2.25% and a commitment fee of 2.5% per annum on undrawn amounts. The loan is secured by a security interest in the shares that Lifezone indirectly holds in Kabanga Nickel Limited and security interests in other assets relating to the Kabanga Nickel Project. The loan is also guaranteed by other subsidiaries of Lifezone. As part of the transaction, Lifezone Metals issued 2.5 million warrants to Taurus, exercisable at an exercise price of $5.42 per share. The warrants will expire five years from the date of issuance.

Availability of borrowings under the facility is subject to the satisfaction of customary conditions precedent. The facility has a scheduled maturity date of July 31, 2027, with an option available to Kabanga Nickel Limited to extend the term by an additional six months.

In connection with the bridge loan facility agreement, the Company and the debentureholders amended certain terms of the Company’s current outstanding Senior Unsecured Convertible Debentures.

Supporting a world-class nickel, copper and cobalt project

The Kabanga Nickel Project is believed to be one of the world’s largest and highest-grade development-ready nickel, copper and cobalt sulfide deposits. Highlights of the Feasibility Study Technical Report Summary, filed on July 18, 2025 (refer to the Company’s EDGAR profile, investor relations website and July 18, 2025 news release), include:

Project metrics shown on a 100% basis – the Kabanga Nickel Project is 84% owned by Lifezone and 16% by the Government of Tanzania.

●	18-year life of mine mining operation with total ore production of 52.2 million tonnes (100% basis; Lifezone attributable is: 43.9 million tonnes) grading 1.98% nickel, 0.27% copper and 0.15% cobalt.

●	3.4 million tonnes per annum concentrator, producing a high-grade nickel, copper, and cobalt concentrate grading 17.5% nickel, as an intermediate product for downstream processing, and containing a total of 902,000 tonnes of nickel, 134,000 tonnes of copper and 69,000 tonnes of cobalt over the life of mine.

LZM SECURES BRIDGE LOAN 2025 08 11	2

●	Low all-in sustaining costs averaging $3.36 per pound of payable nickel contained in concentrate, net of copper and cobalt by-product credits. Based on analysis provided by CRU International Ltd, Kabanga will fall within the first quartile of the global nickel cost curve.

●	Pre-production capital costs of $942 million, including 9.7% contingency. Total life of mine capital of $2.49 billion includes pre-production capital costs, contingency, capitalized operational expenditures, growth capital, sustaining and closure costs. Life of mine revenue from sales totals $14.1 billion, net of realization costs, with after-tax free cash flow of $4.6 billion.

●	After-tax net present value of $1.58 billion using an 8.0% discount rate and after-tax internal rate of return of 23.3%, based long-term consensus metal prices of $8.49 per pound nickel, $4.30 per pound copper, and $18.31 per pound cobalt.

Contact

Investor Relations – North America Evan Young SVP: Investor Relations & Capital Markets evan.young@lifezonemetals.com	Investor Relations – Europe Ingo Hofmaier Chief Financial Officer ingo.hofmaier@lifezonemetals.com

If you would like to sign up for Lifezone Metals news alerts, please register here.

Social Media

LinkedIn | X | YouTube

About Lifezone Metals

Lifezone Metals (NYSE: LZM) is committed to delivering cleaner and more responsible metals production and recycling. Through the application of our Hydromet Technology, we offer the potential for lower energy consumption, lower emissions and lower cost metals production compared to traditional smelting.

Our Kabanga Nickel Project in Tanzania is believed to be one of the world's largest and highest-grade development-ready nickel sulfide deposits. By pairing it with our Hydromet Technology, we are working to unlock a new source of nickel, copper and cobalt for the global battery metals markets and to empower Tanzania to achieve in-country beneficiation.

Through our US-based recycling partnership, we are working towards applying our Hydromet Technology to the recovery of platinum, palladium and rhodium from responsibly sourced spent automotive catalytic converters. Our process is expected to be cleaner and more efficient than conventional smelting and refining methods, supporting a circular economy for precious metals.

www.lifezonemetals.com

LZM SECURES BRIDGE LOAN 2025 08 11	3

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995 regarding, amongst other things, the plans, strategies, intentions and prospects, both business and financial, of Lifezone Metals Limited and its subsidiaries.

Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements may be accompanied by words such as “believes,” “estimates,” “expects,” “predicts,” “projects,” “forecasts,” “may,” “might,” “will,” “could,” “should,” “would,” “seeks,” “plans,” “scheduled,” “possible,” “continue,” “potential,” “anticipates” or “intends” “or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters; provided that the absence of these does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding future events, the estimated or anticipated future results of Lifezone Metals, future opportunities for Lifezone Metals, including the efficacy of Lifezone Metals’ hydrometallurgical technology (Hydromet Technology) and the development of, and processing of mineral resources at, the Kabanga Nickel Project, our approach to environmental stewardship, social responsibility, safety and governance (ESG), and other statements that are not historical facts.

These statements are based on the current expectations of Lifezone Metals’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lifezone Metals and its subsidiaries. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to economic and operational disruptions; global inflation and cost increases for materials and services; capital and operating costs varying significantly from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; changes in government regulations, legislation and rates of taxation; inflation; changes in exchange rates and the availability of foreign exchange; fluctuations in commodity prices; delays in the development of projects and other factors; the outcome of any legal proceedings that may be instituted against Lifezone Metals; our ability to obtain additional capital, including use of the debt market, future capital requirements and sources and uses of cash; the risks related to the rollout of Lifezone Metals’ business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; the acquisition of, maintenance of and protection of intellectual property; Lifezone’s ability to achieve projections and anticipate uncertainties (including economic or geopolitical uncertainties) relating to our business, operations and financial performance, including: expectations with respect to financial and business performance, future operating results, financial projections and business metrics and any underlying assumptions; expectations regarding product and technology development and pipeline and market size; events relating to environmental issues, social responsibility, safety and/or governance matters, expectations regarding product and technology development and pipeline; future acquisitions, partnerships, or other relationships with third parties; maintaining key strategic relationships with partners and customers; the timing and significance of contractual relationships; the effects of competition on Lifezone Metals’ business; the ability of Lifezone Metals to execute its growth strategy, the development and processing of the mineral resources at the Kabanga Nickel Project; obtaining additional capital, including use of the debt market, future capital requirements, and sources and uses of cash; manage growth profitably and retain its key employees; the ability of Lifezone Metals to reach and maintain profitability; enhancing future operating and financial results; complying with laws and regulations applicable to Lifezone Metals’ business; Lifezone Metals’ ability to continue to comply with applicable listing standards of the NYSE; our ability to comply with applicable laws and regulations, stay abreast of accounting standards, or modified or new laws and regulations applying to our business, including privacy regulation; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (SEC); meeting future liquidity requirements and complying with restrictive covenants related to long-term indebtedness; and dealing effectively with litigation, complaints, and/or adverse publicity.

LZM SECURES BRIDGE LOAN 2025 08 11	4

The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change.

These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. You should not place undue reliance on forward-looking statements in this communication, which are based upon information available to us as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. In all cases where historical performance is presented, please note that past performance is not a credible indicator of future results.

Except as otherwise required by applicable law, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data, or methods, future events, or other changes after the date of this communication.

LZM SECURES BRIDGE LOAN 2025 08 11	5